

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2017

David Schilansky
Chief Financial Officer and Chief Operating Officer
DBV Technologies S.A.
177-181 avenue Pierre Brossolette
92120 Montrouge France

   Re: DBV Technologies S.A.
   Form 20-F for the Fiscal Year Ended December 31, 2016
   Filed March 22, 2017
   File No. 001-36697

Dear Mr. Schilansky:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Comparison for the Years Ended December 31, 2015 and 2016, page 71

1.   Please tell us the amount of direct research and development expenses for Viaskin Peanut and Viaskin Milk separately for each period presented. Please explain your consideration of disclosing these costs separately in your filing.

Report of Independent Registered Public Accounting Firm, page F-2

2.   You disclose on page F-11 that your financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting

Standards Board. However, your auditors opinion indicates that the financial statements are in conformity with accounting principles generally accepted in the United States of America. Please obtain and file a revised audit report in an amendment to your Form 20-F which references International Financial Reporting Standards as issued by the International Accounting Standards Board consistent with your Statement of Compliance on page F-11.

Notes to the Financial Statements
Note 3: Accounting Principles
3.12 Other Income
Collaboration agreement with Nestle Health Science, page F-17

3.   Please tell us the length of the service obligation over which you are recognizing the deferred revenue from Nestle. Please also tell us your consideration of disclosing this period in your filing.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance